UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 333-99589 333-99587
CUSIP NUMBER 404085AF9 404085AB8

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I — REGISTRANT INFORMATION

H&E Equipment Services L.L.C.
Full Name of Registrant

Former Name if Applicable

11100 Mead Road, Suite 200
Address of Principal Executive Office (Street and Number)

Baton Rouge, Louisiana 70816
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As we previously reported, upon recommendation of our Audit Committee and approval of our Board of Directors, on October 27, 2004 we dismissed KPMG (“KPMG”) as our independent auditors, and we appointed BDO Seidman L.L.P. (“BDO”) to serve as our independent auditors for the 2004 fiscal year.  KPMG’s reports on our consolidated financial statements for fiscal years 2002 and 2003 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.  During 2002 and 2003 and through the dismissal of KPMG, there were (i) no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedure which, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the matter in their report, and (ii) no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

KPMG has refused to give its consent to the inclusion, in our annual report on Form 10-K for 2004, of its audit opinion on our financial statements for fiscal years 2002 and 2003, notwithstanding that KPMG consented to the inclusion of their audit opinions in our prior Forms 10-K for those years.  KPMG has informed us that it has refused to furnish its consent due to a pending lawsuit against KPMG brought by John M. Engquist, our President and Chief Executive Officer.  The lawsuit relates to a personal matter between KPMG and Mr. Engquist, and it does not involve in any manner us or our business or financial results or condition.  KPMG’s refusal to issue its consent is not based on any disagreement on accounting principles or practices, financial statement disclosure, or auditing scope and procedure involving the Company.  However, the immediate consequence of KPMG’s refusal is that we are unable to timely file our 2004 Form 10-K with the Commission in compliance with the rules and regulations of the Commission.

We have asked BDO to re-audit our 2002 and 2003 annual financial statements and issue new audit opinions thereon so that we can file our Form 10-K as soon as practicable.  In any event, BDO will not be able to complete its audit in time for the inclusion of those audited financial statements in our annual report on Form 10-K for 2004 for filing by March 31st, when it would normally be filed.  Our goal is to complete the re-audits of our 2002 and 2003 financial statements, release our audited financial statements and file our 2004 Form 10-K as soon as practicable thereafter.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Leslie S. Magee	(225)	298-5200
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Not Applicable.

H&E Equipment Services L.L.C.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	3/29/05	By	/s/ Leslie S. Magee
Leslie S. Magee
Acting Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).